Exhibit 99.3

ASX ANNOUNCEMENT

25 November 2014

Key Managerial Appointments following the Resignation of CEO

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) wishes to announce key managerial appointments following the resignation of Ms. Alison Mew as Chief Executive Officer. Effective 31 December 2014, Ms. Alison Mew has decided to step down from her position of CEO, for personal, health-related reasons.

The Company’s Chairman, Dr. Mal Brandon said “The Board is extremely disappointed to have to announce Ms. Mew’s resignation and though regretful, the Board fully understands and supports her decision to step down. The Board wishes to express its thanks and gratitude to Ms. Mew for her dedication, commitment and contribution during her time with the Company. Ms. Mew has played a key role in the establishment of the Company’s U.S. operations along with securing the Australian Laboratory’s U.S compliance, and most recently the successful launch of the 2nd generation breast cancer risk assessment test, BREVAGenplus®. The Board, Management and all the Staff wish Ms. Mew the very best for her future”.

The Board also wishes to announce that, following the resignation of Ms. Alison Mew, Mr. Eutillio Buccilli, the Company’s current Chief Financial Officer, has been appointed to the position of Chief Operating Officer and Chief Financial Officer and that Mr. Mark Ostrowski, currently Senior VP Sales and Marketing, Phenogen Sciences Inc., based in the U.S., will assume the role of President, Phenogen Sciences Inc. Both new appointments become effective immediately.

The Company will immediately commence an international search for a new CEO.

Mr. Eutillio Buccilli

Mr. Buccilli joined the Company in June 2014, after more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut.

Mr. Buccilli possesses significant level of expertise including financial, corporate governance and commercial experience, with a strong emphasis on financial and corporate management. Since his appointment, Mr. Buccilli has been instrumental in driving change and has played a pivotal role in implementing the restructure and realignment of group activities program that was approved by the Board following the corporate wide operational review. Mr Buccilli will be assisted by the Board and external advisors, in specific technical and commercial aspects of the healthcare business, as required.

Mr. Mark Ostrowski

Mr. Ostrowski joined the Company in September 2012, and was appointed to the position of Senior VP Sales and Marketing. Mr Ostrowski possesses over 20 years of sales and marketing experience in molecular diagnostics having served in senior managerial positions at companies focused on women’s health and oncology, including as Director of Sales Operations at Myriad Genetics (NASDAQ: MYGN) and Director  of Managed Care Services at DIANON Systems (NASDAQ: DIAN).

Prior to joining the Company, Mr. Ostrowski’s career spanned both early stage and established biomedical companies. During his tenure at Myriad, he had comprehensive exposure to all aspects of sales and marketing, managing a sales force of over 200 representatives, demonstrating average annual revenue growth of over 50%, and generating new strategic divisions and best practice policies.

Mr Ostrowski’s in-depth knowledge of the diagnostics space and sales managerial leadership has played a key role in facilitating acceptance and growth for the Company’s flagship lead breast cancer risk test, BREVAGenTM, and subsequently spearheaded the successful launch of the 2nd generation BREVAGenplus.

Dr. Mal Brandon said “The Board is extremely pleased with the appointment of Mr. Eutillio Buccilli and Mr. Mark Ostrowski to their new roles. The Board is confident that both are well placed to lead the Company through its next stages of development in both Australia and the U.S., and that the Company will continue to meet the milestones and achieve success as it continues to build its molecular testing diagnostics business in the U.S”.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison Mew	Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Chief Operating Officer &	Blueprint Life Science Group
	Chief Financial Officer	+1 (415) 375 3340, Ext. 105
Genetic Technologies Limited	Genetic Technologies Limited
+61 3 8412 7009	+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040